Exhibit (a)(5)(C)

STANDARD GENERAL TO TENDER SHARES IN TWIN RIVER TENDER OFFER

Providence, Rhode Island (July 15, 2019) — Twin River Worldwide Holdings, Inc. (NYSE: TRWH) announced that Standard General has informed the Company that it will tender 13,083,391 Shares in the Company’s modified Dutch auction tender offer to ensure that Standard General’s percentage ownership does not increase as a result of the Offer. The Purchase Price in the Offer will be calculated without regard to the Shares tendered by Standard General or any other tendering Shareholder that elects to tender under the option for “Shares Tendered at Price Determined Pursuant to the Offer.” The proration factor will be calculated based on all Shares tendered and not withdrawn in the Offer at or below the Purchase Price, including Shares tendered by Standard General and other Shareholders that do not specify a price.

This press release will be filed with the Securities and Exchange Commission on Schedule TO and amends the Offer to Purchase to the extent so set forth. All of Twin River’s SEC documents are also available on Twin River’s website (www.twinriverwwholdings.com).

General Information

Twin River’s board of directors has authorized the Offer, but none of the board of directors, Twin River, the dealer manager, the information agent or the depositary or any of their affiliates has made, and they are not making, any recommendation to Shareholders as to whether Shareholders should tender or refrain from tendering their Shares or as to the price or prices at which Shareholders may choose to tender their Shares. Twin River has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices (if any) at which they will tender their Shares. In doing so, Shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the letter of transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax, financial and legal advisors.

Moelis & Company LLC is acting as the dealer manager for the Offer. MacKenzie Partners, Inc. is serving as the information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary. The Offer to Purchase, the related letter of transmittal and the other tender offer materials have been filed as described above and were mailed to Shareholders. Shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer. Requests for documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or tenderoffer@mackenziepartners.com. Questions regarding the Offer may be directed to Moelis & Company LLC at (800) 346-8848 (toll free).

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Offer is only being made pursuant to the terms of the Offer to Purchase. Terms used in this press release with initial capital letters that are defined in the tender offer materials are used as so defined.

About Twin River Worldwide Holdings, Inc.

Twin River Worldwide Holdings, Inc. owns and manages four casinos, two casinos in Rhode Island, one in Mississippi, and one in Delaware, as well as a Colorado horse race track that has 13 authorized OTB licenses. Properties include Twin River Casino Hotel (Lincoln, RI), Tiverton Casino Hotel (Tiverton, RI), Hard Rock Hotel & Casino (Biloxi, MS), Dover Downs Hotel & Casino (Dover, DE) and Arapahoe Park racetrack (Aurora, CO). Its casinos range in size from 1,000 slots and 32 table games facilities to properties with over 4,100 slots, approximately 125 table games, and 48 stadium gaming positions, along with hotel and resort amenities. Its shares are traded on the New York Stock Exchange under the ticker symbol “TRWH.”

Investor Contact

Stephen H. Capp

Executive Vice President and Chief Financial Officer

401-475-8474

InvestorRelations@twinriver.com

Media Contact

Patti Doyle

401-374-2553

patti.doyle@gmail.com